January 9, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

Attention:	Ms. April Sifford, Branch Chief

Dear Ms. Sifford:

Re:	ENTOURAGE MINING LTD. (the “Company”): Form 20-F for the Fiscal Year Ended December 31, 2005 Filed July 1, 2005 File No. 000-50305

We have filed an amendment to the Company’s Form 20-F on the EDGAR system in response to the comments in your letter dated November 10, 2005. Our apologies for the delay in filing this amendment.

The Company’s responses to the comments raised in your letter are as follows (numbered as they are in your letter):

1.	The controls and procedures statement has been amended as you requested to state the disclosure controls and procedures were effective as of the end of the reporting period, December 31, 2004.

2.	An accountant’s report from the former auditors of the Company has been included.

3.	The inception to date period has been labeled “unaudited”.

4.	The statements of cash flows and operations for the year ended December 31, 2002 have been included.

5.	The certifying officers titles have been removed as you requested in your comments and the dates have been updated to the date of this filing.

If you have any further questions or concerns, please call the undersigned at the number above.

Sincerely yours
CD FARBER LAW CORP.

“Christopher D. Farber”

Christopher D. Farber